Exhibit 99.8

William M. Cobb & Associates, Inc.

Worldwide Petroleum Consultants

12770 Coit Road, Suite 907	(972) 385-0354
Dallas, Texas 75251	Fax: (972) 788-5165

CONSENT of QUALIFIED PERSON

I, Randal M. Brush, consent to the public filing of the technical report titled South West Arkansas Project Pre-Feasibility Study and dated 18th September 2023 (the “Technical Report 09/2023”) by Standard Lithium Ltd and any extracts from or a summary of the Technical Report 09/2023.

I certify that I have read the press release dated 8th August 2023 issued by Standard Lithium Ltd, (the "Disclosure") in which the findings of Technical Report 09/2023 are disclosed. The Disclosure fairly and accurately represent the information in the Sections of the Technical Report 09/2023 for which I am responsible.

Dated this 18th September 2023.

Signature of Qualified Person Randal M Brush, PE Name of Qualified Person